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Exhibit 20.01

Wednesday June 28, 1:59 pm Eastern Time

Company Press Release

SOURCE: Immunotechnology Corporation

Immunotechnology Corporation Announces Letter of Intent
To Acquire Beverly Hills Auctioneers, Inc.

BEVERLY HILLS, June 28 /PRNewswire/ -- Immunotechnology Corporation "Immunotech"(OTC Bulletin Board: IMNT-news) today announced the signing of a letter of intent to acquire 100% of the outstanding common stock of Beverly Hills Auctioneers, Inc. for newly-issued stock in Immunotech.

Beverly Hills Auctioneers, based in Beverly Hills, California ("BHA"), provides live auction, evaluation, disposition and purchase services to banks, courts, attorneys, appraisers, estates, pawnbrokers, retail stores and private parties for a wide range of fine jewelry, gemstones, and timepieces. BHA has developed a specialized software system that allows it to efficiently put together a smooth and profitable auction virtually anywhere. BHA's website is www.bhauctioneers.com.

The proposed transaction calls for a reverse-split of 1 for 3 shares of the current issued and outstanding shares of Immunotech prior to issuing 12,500,000 post-split shares to the Beverly Hills Auctioneer's shareholders. On completion of the acquisition there will be approximately 14,500,000 shares of common stock outstanding and Immunotech will change its name to Beverly Hills Auctioneers, Inc. The closing of this transaction is subject to the execution of a definitive agreement which will contain various representations and warranties of each party and which will be subject to the approval of the shareholders of each company. Immunotech will call a special meeting of shareholders to approve the proposed terms of the acquisition as soon as possible.